15047138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53560

SEC Mail Processing Section RECEIVED MAR 02 2015

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HighTower Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison, Suite 2500
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Pagliuco (312)-962-3810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Pagliuco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HighTower Securities, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

SHARON WIERZBA
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
January 22, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HIGHTOWER
AN UNOBSTRUCTED VIEW

February 26, 2015

Hightower Securities, LLC, a registered introducing broker, is submitting this audited annual report and its attachments as of and for the year ended December 31, 2014. The person whose signature appears below represents that, to the best of their knowledge, all information contained therein is true, correct and complete.

Robert S. Pagliuco
Chief Financial Officer

Contents

McGladrey

Report of Independent Registered Public Accounting Firm

To the Managers
HighTower Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of HighTower Securities, LLC (the Company) as of December 31, 2014, and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of HighTower Securities, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States.

McGladrey LLP

Chicago, Illinois
February 26, 2015

HighTower Securities, LLC

Statement of Financial Condition
December 31, 2014

Assets	
Cash	$ 3,668,125
Deposits with clearing brokers	235,094
Receivables from clearing brokers	1,632,080
Fee income receivable	510,063
Other assets	199,590
Total assets	$ 6,244,952
Liabilities and Member's Equity	
Liabilities	
Due to Member	$ 963,335
Accounts payable and accrued expenses	688,364
Total liabilities	1,651,699
Member's Equity	4,593,253
Total liabilities and member's equity	$ 6,244,952

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: HighTower Securities, an Illinois limited liability company (the Company) is a registered broker-dealer under the U.S. Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the National Futures Association (NFA), Securities Investor Protection Corporation (SIPC) and is registered as a commodity trading advisor (CTA) and as an introducing broker (IB). The Company is a wholly-owned subsidiary of HighTower Holding, LLC (the Parent or Member).

The Company provides full-service securities brokerage services to retail and institutional customers, primarily through the services provided by its registered representatives and advisors. Pursuant to a clearing agreement between the Company and its clearing brokers, National Financial Services, LLC and JP Morgan Clearing Corp., all securities transactions are cleared on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United Stated of America (U.S. GAAP).

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company earns commission revenues from customer transactions in options, stock, mutual funds and fixed income securities. Commission revenues and related brokerage and clearing costs are recognized on a trade-date basis as securities transactions occur. Fee income consists primarily of fee income generated on customer assets, including fees from alternative investments, mutual funds, 401(k) and 529 Plans. Fee income is recorded when earned.

The Company also earns commissions on client transactions which are included in other brokerage related revenues on the statement of income. These include insurance products, variable annuities, and other similar types of investments. Revenue is recorded when earned.

Interest income consists primarily of income generated by cash deposits held in accounts at the clearing brokers. Interest income is recorded when earned.

Fair value of financial instruments: Management estimates the value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses), which approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Note 1. Nature of Business and Significant Accounting Policies (continued)

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access, which does not require significant managerial judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, it does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Accounting Standards Codification (ASC) 740 "*Income Taxes*". When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more-likely-than-not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The Company has identified no uncertain tax positions through December 31, 2014, and accordingly, has not recorded a liability for the payment of interest or penalties.

The Parent is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2011.

Note 1. Nature of Business and Significant Accounting Policies (continued)

New accounting pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued updated accounting guidance on the recognition of revenue from customers arising from the transfer of goods and services and accounting for certain contract costs. The updated guidance requires new disclosures. The accounting update is effective for periods beginning after December 15, 2016. The Company is still evaluating the effect of the updated guidance on the Company's financial condition, results of operations, cash flows, and regulatory requirements.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. See Note 6.

Note 2. Deposits with and Receivables from Clearing Brokers

At December 31, 2014, deposits with clearing brokers includes cash deposits totaling $235,094 that are required to be maintained in accordance with the Company's clearing broker agreements.

Receivables from clearing brokers on the statement of financial condition consist of cash and amounts due to the Company from its clearing brokers for commissions and fees earned by the Company.

Note 3. Related Parties

At December 31, 2014, the amount due to member represents amounts due to the Company's Parent for certain shared expenses in accordance with an expense sharing agreement. The expense sharing agreement provides for the Parent to provide certain services to the Company. Allocated expenses represent expenses allocated in a reasonable and consistent manner in accordance with FINRA Notice to Members 03-63.

Other assets includes an amount due from an entity affiliated through common ownership in the amount of $25,281 representing a prepayment for advisory fees to be collected on behalf of the affiliate.

Note 4. Off-Balance Sheet Risk, Concentration of Credit Risk, Commitments, Contingencies and Indemnifications

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations of the Company are performed by its clearing brokers pursuant to clearance agreements. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In the normal course of business, the Company's clearing brokers make margin loans to the Company's customers, which are collateralized by customer securities. In permitting the customers to purchase securities on margin, the clearing brokers are exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing brokers. The Company's agreements with the clearing brokers require the Company to reimburse the clearing brokers for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by monitoring customer trading activity and by sharing in the commissions and fees earned by the registered representatives servicing those customers.

Note 4. Off-Balance Sheet Risk, Concentration of Credit Risk, Commitments, Contingencies and Indemnification (continued)

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

The Company is required to maintain in a segregated bank account all excess net capital over the sum of the total amount required to be maintained by law, self-regulatory organizations, or clearing firms, plus $500,000 ($2,500,000 at December 31, 2014). The segregated bank account is pledged as collateral for the senior bank debt of the Parent. Except for the segregated bank account, the Company is not otherwise obligated and provides no collateral with respect to the indebtedness of the Parent. At December 31, 2014, $1,499,981 of cash was deposited in the segregated bank account, and accordingly is reported as a non-allowable asset in the Company's Computation of Net Capital pursuant to SEC Rule 15c3-1.

In the ordinary course of business, the Company may be subject to various legal and regulatory matters. One current matter outstanding is in its early stages and the Company believes that the claims against it are without merit. The Company believes that the outcome of any such matters, individually or in the aggregate, if unfavorable, would not have a material adverse effect on the results of its financial position, operations, cash flows, or business.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital. Rule 15c3-1 requires the Company to maintain net capital of the greater of 6-2/3% of aggregate indebtedness, or $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

As a reported IB, the Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1. At December 31, 2014, the Company had net capital of $2,678,234 which was $2,428,234 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.62 to 1.

Note 6. Subsequent Events

On February 23, 2015, the Company distributed $1,499,981 to the Parent, the entire balance in the segregated bank account, which reduces members' equity but has no effect on net capital.